AMENDMENT TO

CUSTODIAL AND AGENCY SERVICES AGREEMENT

AMENDMENT made as of the 14th day of May, 2013, by and among Huntington Strategy Shares (the “Trust”) and Citibank, N.A. acting through its offices located in New York (“Citi”), to that certain Custodial and Agency Services Agreement, dated as of April 23, 2012, between the Trust and Citi (as amended and in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, pursuant to the Agreement Citi performs certain services for the Trust and each Fund set forth on Appendix A to the Agreement;

WHEREAS, Citi and the Trust wish to enter into this Amendment to the Agreement in order to change the effective date of the Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust and Citi hereby agree as follows:

1. Amendment.

The first paragraph of the Agreement is deleted in its entirety and replaced with the following:

THIS CUSTODIAL AND AGENCY SERVICES AGREEMENT is made on April 23, 2012, by and between Huntington Strategy Shares, a Statutory Trust organized under the laws of the State of Delaware, (the “Trust”) and Citibank, N.A. acting through its offices located in New York (“Citi”). This Agreement shall be deemed to be effective as of June 1, 2012.

2. Representations and Warranties.

(a) The Trust represents (i) that it has full power and authority to enter into and perform this Amendment (ii) that this Amendment, and all information relating thereto has been presented to and reviewed by the Board of Trustees of the Trust (the “Board”), and (iii) that the Board has approved this Amendment.

(b) Citi represents that it has full power and authority to enter into and perform this Amendment.

3. Miscellaneous.

(a) This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.

(b) Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

(c) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

(d) This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

CITIBANK, N.A.		HUNTINGTON STRATEGY SHARES

By:	/s/ Steven P. Wagner	By:	/s/ R. Jeffrey Young
	Steven P. Wagner		R. Jeffrey Young
	Vice President		Chief Executive Officer

Date:	5/29/13	Date:	5/20/13